Mail Stop 3561

August 14, 2009

John R. Sult
Senior Vice President, Chief Financial Officer and Controller
El Paso Pipeline GP Company, L.L.C.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-33825**

Dear Mr. Sult:

We have reviewed your letter dated July 17, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results …, page 29

Results of Operations, page 33

1.   We note your response to comment two in our letter dated June 26, 2009 and have the following additional comments:

- We note from your response that your measure titled EBIT excludes discontinued operations. Therefore, we do not believe that your definition of EBIT is consistent with Question 14 of our Non-GAAP FAQ, and we continue to believe that you should revise the title of this measure to clearly identify the earnings measure being used.

- We understand from your response that you disclose this measure because your parent company, El Paso Corporation, uses this measure to evaluate the performance of its segments under SFAS 131, and you believe it is useful to your investors to provide them with the same measure used by your parent company to evaluate your performance. Please revise your disclosures on page 16 to provide this explanation to your readers, as your current explanation for why you disclose this measure appears overly broad.

- Please also apply the above comments to your affiliate registrant, Colorado Interstate Gas Company, and any other affiliate registrants to which these comments are applicable.

Distributable Cash Flow, page 35

2.   We read your response to comment three in our letter dated June 26, 2009 and have the following additional comments:

- It remains unclear to us why you believe that Distributable Cash Flow is not a liquidity measure. In this regard, we note that the first sentence on page 35 states that you use this measure to measure the amount of cash you can distribute to your unitholders, and we note that the title of this measure also indicates it is used to calculate the amount of cash you can distribute, all of which implies that this is a liquidity measure. We also note that the calculation of this measure itself adjusts GAAP net income to remove your largest non-cash items, depreciation and earnings from equity method investees, and to add a large cash item, cash distributions from your equity method investees. The fact that these adjusting items are very similar to those seen on your statement of cash flows when calculating cash provided by operating activities implies that this is a liquidity measure. Please explain to us in more detail why you do not believe this is a liquidity measure.

- We note from your response that you believe this is a performance measure. Please explain to us in more detail the purposes for which management uses this measure to measure the performance of your business activities. In this regard, we note that Distributable Cash Flow is not used to evaluate the performance of your segments under SFAS 131, nor is it used by your parent company to evaluate the performance of its segments under SFAS 131. For example, if management uses this measure to measure performance for purposes of determining compensation, you should clarify this. If the sole purpose for which management uses this measure is to evaluate your cash distribution capability, this would appear to be a liquidity measure rather than a performance measure.

- We note your response to the second bullet point of our comment. It remains unclear to us why you believe that Distributable Cash Flow is a proxy for Available Cash given that your partnership agreement requires Available Cash to be calculated based on cash on hand at the end of the quarter, while Distributable Cash Flow is calculated based on your GAAP income statement, which excludes many cash items beyond those for which you are currently adjusting. You state that Distributable Cash Flow provides information about your ability to grow your business and future distributions. If your intent is to demonstrate that larger amounts of cash are being generated by your operations, it is unclear to us how this measure by itself is meaningful in indicating future distributions since you appear to be ignoring the cash provided by or used in investing and financing activities, all of which impact your cash on hand at the end of the quarter. Please explain to us in greater detail why you believe Distributable Cash Flow is a useful measure, and if you believe this measure indicates your ability to make cash distributions as defined in your partnership agreement, explain in more detail how this particular measure provides meaningful information about your cash on hand at the end of the quarter.

- We note your response to the fifth bullet point of our comment. It remains unclear to us how it is meaningful or useful to your investors to show the subtotal "Adjusted EBITDA" midway through your calculation of Distributable Cash Flow. Notwithstanding your belief that Adjusted EBITDA is part of the definition of Distributable Cash Flow, Adjusted EBITDA is a non-GAAP measure in and of itself, and your presentation of this subtotal triggers the need to comply with Item 10(e) of Regulation S-K and our related Non-GAAP FAQ.

Controls and Procedures, page 63

Evaluation of Disclosure Controls and Procedures, page 63

3. We reviewed your response to comment 12 in our letter dated June 26, 2009 and reissue this comment. In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director